Inergy and Crestwood Merger
Presentation
Filed by Inergy Midstream, L.P.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Crestwood Midstream Partners LP
Commission File No.: 001-33631

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In
connection with the proposed merger transaction, Inergy will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of
Crestwood.  Crestwood  will mail the final proxy statement/prospectus to its unitholders.  INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.
Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov.  In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website,
www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy with the SEC from Inergy’s website,
www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.
PARTICIPANTS IN THE SOLICITATION
Crestwood, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.
SAFE HARBOUR FOR FORWARD-LOOKING STATEMENTS
The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the
Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of
Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of
Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S.
Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly
Reports and Current Reports for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-looking statements.

Strategic Combination
Crestwood and Inergy to merge forming a $7 billion midstream partnership
Crestwood Midstream Partners (NYSE: CMLP), Crestwood Holdings LLC, Inergy, L.P. (NYSE:NRGY) and Inergy
Midstream, L.P. (NYSE:NRGM) have executed definitive agreements to create a fully integrated midstream partnership with a total enterprise value of over $7 billion
Merger of equals creates an operating, financial and organizational platform that will be attractive to customers, creditors, investors, and employees
Transaction approved by the Board of Directors and committee of independent directors of NRGY, NRGM and
CMLP
Unified strategy focused on servicing the midstream infrastructure needs of the most prolific shale plays in North
America
Marcellus Shale, Bakken Shale, Eagle Ford Shale, Permian Basin, PRB Niobrara Shale, Utica Shale, Barnett Shale,
Fayetteville Shale, Granite Wash, Haynesville Shale and Monterey Shale
Diverse collection of midstream assets and services with visible long-term growth potential, attractive operating and financial synergies and improved scale to execute major midstream infrastructure development and acquisition opportunities
Complementary blend of long-term fee-based contracted cash flows with high-growth shale assets and organic expansion opportunities
Combined, Crestwood and Inergy provide an integrated midstream service offering that links fundamental energy supply with fundamental energy demand

General partner of
NRGM with incentive
distribution rights and
significant LP ownership
Stable operating assets
with growth potential
Debt-to-EBITDA of 2.1x

Significant Transformation
Inergy, L.P.
(NYSE: NRGY)
EBITDA comprised of
~50% Retail Propane &
~50% Midstream
Debt-to-EBITDA of 4.6x
NRGM IPO
NRGM Acquisition
of US Salt from
NRGY
COLT Hub Acquisition
Retail Propane
Divestiture
Inergy, L.P.
(NYSE:  NRGY)
Inergy Midstream, L.P.
(NYSE:  NRGM)
Pure-play midstream
assets located in highly
coveted supply and
demand markets
Fee-based, contracted
cash flows
Debt-to-EBITDA of 3.6x
As of September 2011
Today
Dec-12 Aug-12
May-12
Dec-11

Niobrara
Bakken
Gammon
Hilliard-Baxter-Mancos
Niobrara
Mancos
Monterey-Temblor
Hermosa
Lewis
Pierre
Monterey
Excello-Mulky
Woodford
Avalon-Bone Spring
Barnett
Barnett-Woodford
Eagle Ford
Fayetteville
Haynesville-Bossier
New Albany
Antrim
Devonian
Utica
Marcellus
Conasauga

Crestwood Midstream Partners LP
Area with existing assets and operations
Area with greenfield or development projects being evaluated
Asset Snapshot
Crestwood is a growth-oriented, midstream MLP which
owns and operates predominately fee-based gathering,
processing, treating and compression assets servicing
natural gas producers
Diverse portfolio of natural gas and NGL gathering,
processing, and transportation operations in the U.S.
Footprint in six leading unconventional plays (Barnett
Shale in north TX, the Fayetteville Shale in northwest
AR, the Granite Wash in the TX Panhandle, the
Marcellus Shale in northern WV, the emerging Avalon
Shale trend in southeastern NM, and the
Haynesville/Bossier Shale in western LA)
98% fixed-fee portfolio provides stable cash flows from
top-tier producers (Antero, BHP Billiton, BP,
Chesapeake, Devon, Exxon Mobil, Quicksilver)
Formed by Quicksilver in 2004 with the
contribution of its midstream assets in the
Barnett, it went public as an MLP
Quicksilver divested its holdings in the MLP
(and its GP) in 2010, selling to First Reserve

INERGY

FIRST RESERVE

— ENERGY INVESTORS SINCE 1983 —

Mountaineer Keystone LLC

T3 Energy Services

RKI Exploration

National Oilwell

Cobalt International Energy

Dresser

Glencore

Borco

Basic energy services

PBF Energy

Weatherford

Pride International

Sabine Oil & Gas

Superior Energy Services

Midstates Petroleum

First Reserve
After this transaction, First Reserve, Crestwood management and Inergy management will have in excess of $1.5 billion invested in the combined partnership
Selected Significant Investments:
First Reserve, the largest and most
experienced private equity firm focused
exclusively on energy, continues to
demonstrate its commitment to the ongoing
growth of the combined partnership
Denotes First Reserve portfolio companies currently under contract or
30 year history of investing exclusively in
energy
Over $23 billion of capital raised since
inception
Significant industry relationships and broad
portfolio energy assets facilitate new
business opportunities
Examples include Crestwood’s current
contracts with Sabine Oil and Gas,
Mountaineer Keystone and RKI Exploration
and Inergy’s current contract with PBF
Energy
engaged in business activities with Crestwood and/or Inergy.

Transaction Structure
NRGY
NRGM
Public
Public
Management
Crestwood
Holdings
CMLP
Public
Management
First
Reserve
1
2
NRGY LP units
CMLP GP / IDR interest +
NRGM units (post merger)
3
LP Units + Cash
100% equity ownership +
assumption of CMLP debt
4
1. NRGY distributes all NRGM units
currently held to NRGY unitholders
in a tax-free distribution
2. Crestwood Holdings acquires the GP
control of NRGY
3. Crestwood Holdings exchanges the
GP/IDRs of CMLP plus CMLP NRGM
units (post merger) in exchange for
NRGY units
4. CMLP merged into wholly-owned
subsidiary of NRGM
Crestwood
Holdings
NRGY
Public
Current
Inergy
Mgmt
NRGY
NRGM
NRGM
Public
53.8 MM Units: 29%
Non-economic GP
7.1 MM Units: 5%
GP / IDR interest
27.1 MM NRGY Units: 15%
11.9 MM NRGM Units: 8%
65.9 MM Units: 44%
20.5 MM Units: 14%
104.6 MM NRGY Units: 56%
45.0 MM NRGM Units: 30%
($ in MM except per unit data)
Units (MM) Value %
NRGM
Public - NRGM 29.1 $699
19.4%
Public - CMLP 36.8 882
24.4%
Crestwood Holdings 20.5 493
13.7%
NRGY Unitholders 45.0 1,079 29.9%
NRGY 7.1 171
4.7%
Inergy Management 11.9 285
7.9%
Total Units 150.4 $3,609 100.0%
NRGY
Public - NRGY 104.6 $1,192
56.4%
Crestwood Holdings 53.8 613 29.0%
Inergy Management 27.1 309
14.6%
Total Units 185.5 $2,114 100.0%
Pro Forma Ownership Structure:
Transaction Steps:

INERGY

Niobrara
Bakken
Gammon
Mowry
Hilliard-Baxter-Mancos
Niobrara
Mancos
Hermosa
Pierre
Lewis
Monterey
Excello-Mulky
Woodford
Fayetteville
Granite Wash
Avalon-Bone Spring
Barnett
Barnett-Woodford
Haynesville-Bossier
Eagle Ford
Antrim
Devonian
New Albany
Conasauga
Utica
Marcellus

Combined Operations
Pro Forma Asset Summary
1,308 mmcf/d natural gas transportation
capacity
2,000+ mmcf/d gathering capacity
400+ mmcf/d processing capacity
1,000+ miles of pipeline
7 processing plants
80+ Bcf of current storage capacity
120,000 BPD crude oil rail loading capacity
275 tractors and 531 trailers
Significant North American NGL Logistics
business
Operations in virtually every premier shale play in North America
Watkins Glen NGL Storage Facility
Bath NGL Storage Facility
South Jersey Terminal
Seymour LPG Facility
West Coast Midstream
NGL Transportation Offices
Rail Terminal
Tres Palacios
COLT Hub
Gathering and
Processing Assets
Greenfield Development Targets

Strategic Highlights
Materially
Increased Size,
Scale and
Diversity
Complementary
Growth
Strategies
Low Cost
Capital Drives
Organic Growth
Significant
Management
Experience &
Track Record
Cash Flow
Stability and
Visibility
Enhanced
Credit Profile
Strong
Sponsorship and
Alignment of
Interest with
LPs
Expanded
Participation in
the Midstream
Value Chain

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